UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 26, 2022

ZURN WATER SOLUTIONS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-35475	20-5197013
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

511 W. Freshwater Way Milwaukee, Wisconsin	53204
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (855) 480-5050

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock $.01 par value	ZWS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company      ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.      ☐

EXPLANATORY NOTE

As previously disclosed, on February 12, 2022, Zurn Water Solutions Corporation (“Zurn” or the “Company”) entered into a definitive agreement to combine with Elkay Manufacturing Company (“Elkay”), pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) by and among Zurn, Elkay, Zebra Merger Sub, Inc., a wholly owned subsidiary of Zurn (“Merger Sub”), and Elkay Interior Systems International, Inc., as representative of the stockholders of Elkay. The Merger Agreement provides that among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Elkay would merge with Merger Sub, with Elkay surviving as a wholly owned subsidiary of Zurn (the “Merger”).

Item 5.07	Submission of Matters to a Vote of Security Holders.

On May 26, 2022, the Company held a special meeting of its stockholders (the “Special Meeting”) to vote on the following proposals relating to the Merger, each of which is described in more detail in the proxy statement/prospectus/consent solicitation statement filed by the Company with the Securities and Exchange Commission on April 26, 2022. At the Special Meeting, the Company’s stockholders: (i) approved the issuance of shares of Common Stock, par value $0.01 per share (“Zurn Common Stock”), to be issued pursuant to the Merger Agreement, pursuant to the New York Stock Exchange Rule 312.03(c) (the “Merger Share Issuance Proposal”) and (ii) approved an amendment to the Zurn Water Solutions Corporation Performance Incentive Plan (the “Plan”) to increase the number of shares of Zurn Common Stock available for awards thereunder by 1,500,000 shares and to make corresponding changes to certain share limitations under the Plan (the “PIP Amendment Proposal”). There were 125,847,069 outstanding shares of the Company’s common stock eligible to vote as of April 4, 2022, the record date for the Special Meeting.

The results for each matter voted on by Zurn’s stockholders at the Special Meeting were as follows:

Proposal 1. The Merger Share Issuance Proposal:

Votes for:	119,788,415
Votes against:	30,173
Abstentions:	149,452

Proposal 2. The PIP Amendment Proposal:

Votes for:	114,375,534
Votes against:	5,587,392
Abstentions:	5,113

Since there were sufficient votes at the time of the Special Meeting to approve the Merger Share Issuance Proposal and the PIP Amendment Proposal, the proposal to approve the adjournment of the Special Meeting, if necessary, to solicit additional proxies was not called for at the Special Meeting.

Item 8.01	Other Events.

On May 26, 2022, the Company issued a press release announcing the results of the Special Meeting. A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description

99.1	Press Release, dated May 26, 2022
104	Cover Page Inline XBRL data

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Zurn Water Solutions Corporation has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized this 27th day of May, 2022.

ZURN WATER SOLUTIONS CORPORATION

By:	/s/ Jeffrey J. LaValle
Name:	Jeffrey J. LaValle
Title:	Vice President, General Counsel and Secretary